1934 Act Registration No. 1-31335
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


                               November 20, 2002


                               AU Optronics Corp.
                (Translation of Registrant's Name into English)


                              No. 1 Li-Hsin Road 2
                         Science-Based Industrial Park
                                Hsinchu, Taiwan
                    (Address of Principal Executive Office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F  V                    Form 40-F
                            ---                            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes                             No  V
                     ---                             ---


(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

                               INDEX TO EXHIBITS

Item
----

1. Taiwan Stock Exchange filing entitled, "Report of the acquisition assets and disposition of assets by AU Optronics Corp. for the month of October 2002", dated November 14, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              AU Optronics Corp.

Date: November 20, 2002                       By: /s/ Max Weishun Cheng
      -----------------                           ------------------------------
                                                  Name:  Max Weishun Cheng
                                                  Title: Chief Financial Officer

                            AU Optronics Corporation
                               November 14, 2002
                            English Language Summary


Subject: Report of the acquisition assets and disposition of assets by AU Optronics Corp. for the month of October 2002


Content:

1.  The acquisition assets (NT$ Thousand)
--------------------------------------------------------------------------------
Description of assets                               October         Jan -October
--------------------------------------------------------------------------------
Marketable securities                                      0           8,508,494
--------------------------------------------------------------------------------
Fixed assets                                       1,691,415          12,033,503
--------------------------------------------------------------------------------


2.  The disposition of assets (NT$ Thousand)
--------------------------------------------------------------------------------
Description of assets                               October         Jan -October
--------------------------------------------------------------------------------
Marketable securities                                311,563           9,688,588
--------------------------------------------------------------------------------
Fixed assets                                          31,689             158,919
--------------------------------------------------------------------------------